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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                  Commission File Number 0-23694

                       NUCENTRIX BROADBAND NETWORKS, INC.
             (Exact name of registrant as specified in its charter)

                          200 Chisholm Place, Suite 200
                        Plano, Texas 75075 (972) 423-9494
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

 Interests in the Nucentrix Broadband Networks, Inc. 401(k) Plan (successor in interest to the Heartland Wireless Communications, Inc. 401(k) Plan registered on Form S-8, Commission File Number 333-05943)
            (Title of each class of securities covered by this Form)

                    Common Stock, par value $0.001 per share
           (Titles of all other classes of securities for which a duty to file reports
                      under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)         [ ]           Rule 12h-3(b)(1)(ii)          [ ]
  Rule 12g-4(a)(1)(ii)        [ ]           Rule 12h-3(b)(2)(i)           [ ]
  Rule 12g-4(a)(2)(i)         [ ]           Rule 12h-3(b)(2)(ii)          [ ]
  Rule 12g-4(a)(2)(ii)        [ ]           Rule 15d-6                    [X]
  Rule 12h-3(b)(1)(i)         [X]

     Approximate number of holders of record as of the certification or notice date: 37
     ----

     Pursuant to the requirements of the Securities Exchange Act of 1934 NUCENTRIX BROADBAND NETWORKS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: June 28, 2000                           NUCENTRIX BROADBAND NETWORKS, INC.


                                    By: /s/ J. Curtis Henderson
                                       -----------------------------------------
                                        J. Curtis Henderson
                                        Senior Vice President, General Counsel
                                        and Secretary

INSTRUCTION: THIS FORM IS REQUIRED BY RULES 12g-4, 12h-3 AND 15d-6 OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934. THE REGISTRANT SHALL FILE WITH THE COMMISSION THREE COPIES OF FORM 15, ONE OF WHICH SHALL BE MANUALLY SIGNED. IT MAY BE SIGNED BY AN OFFICER OF THE REGISTRANT, BY COUNSEL OR BY ANY OTHER DULY AUTHORIZED PERSON. THE NAME AND TITLE OF THE PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED UNDER THE SIGNATURE.